August 21, 2012

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

Attn: Susan Block, Attorney-Advisor

Re:	Eastern Resources, Inc.

Amendment No. 3 to

Form 8-K

Filed July 11, 2012

File No. 000-54645

Dear Ms. Block:

On behalf of our client, Eastern Resources, Inc. (the “Company”), we are submitting this letter in response to your comments in the letter from you to Mr. Patrick W. M. Imeson, Chief Executive Officer of the Company, dated July 25, 2012 (the “Letter”). The Company concurrently is filing Amendment No. 4 to the Form 8-K (the “Amendment”), which incorporates the revisions discussed below.

For your convenience, we have listed below in bold your comments from the Letter, together with responses by us on behalf of the Company. Please note that the responses are based on information provided to us by the Company. In addition, we are enclosing with the copy of this letter being sent to you by FedEx a blacklined copy of the Amendment marked against the Form 8-K Amendment No. 3.

Description of Business, page 13

Ownership Structure, page 13

1.	We note your response to our prior comment 6 and your disclosure that the dissolution of EGLLC will not impact the relationship between Eastern Resources, Inc. and its operating subsidiaries. Please revise to clarify that the dissolution of EGLLC, and distribution of its holdings in Eastern Resources, Inc., may impact beneficial ownership of Eastern Resources, Inc., or advise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the Amendment under the section Ownership Structure, as requested.

Montana Tunnels Mine, page 15

2.	We note your response to our prior comment 7. Please revise the heading “Activity for Nine-Year M-Pit Deposit Life of Mine” to indicate, if true, that this is expected activity rather than past activity.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Management’s Discussion and Analysis, page 59

Liabilities, page 66

3.	We note your revisions made in response to prior comment 15. Please also revise the third paragraph under this heading to clarify that the $10,000,000 of up-front consideration is a refundable customer deposit. Please also make a similar revision to the first paragraph of Note 9 on page F-29.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Directors, Executive Officers, Promoters and Control Persons, page 81

4.	We note your response to our prior comment 14. We note that Mr. Smith’s business background is discussed both on page 75 as an executive officer and on page 76 as a key employee. Please revise to include only one discussion and clarify whether he is an executive officer or a key employee. Additionally please revise to clarify whether he has served as Vice President – Operations and General Manager – Montana Tunnels Mine since February 2010 or April 2011.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Index to Financial Statements and Pro Forma Data, page F-1

5.	It appears the index should refer to your pro forma statement of operations and your pro forma adjustments for the year ended December 31, 2011 (not 2012). Please revise.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

Financial Statements

March 31, 2012 Combined Interim Financial Statements

Subsequent Events, page F-35

6.	Reference is made to the private stock sale that occurred during May and June 2012. We note the common shares carry mandatory registration rights. Please expand to disclose if the mandatory registration rights also include any registration payment arrangements. Refer to ASC Topic 825-20-15 through Topic 825-20-50 for guidance.

Response:

In response to the Staff’s comment, the Company has revised the disclosure as requested.

If you have any questions with respect to this letter, please contact me at 212-400-6900. Thank you for your consideration.

Very truly yours,

/s/ Paul C. Levites

Paul C. Levites, Esq.

cc:	Beverly Singleton and Margery Reich, Division of Corporate Finance

Securities and Exchange Commission

Patrick W. M. Imeson, Chief Executive Officer

Eastern Resources, Inc.